September 12, 2008

Frederic F. Brace
Executive Vice President and Chief Financial Officer
UAL Corporation
United Air Lines, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

Re: UAL Corporation
 United Air Lines, Inc.
 Form 10-K: For the year ended December 31, 2007
 Form 10-Q: For the quarterly period ended June 30, 2008
 Commission file numbers: 001-06033; 001-11355

Dear Mr. Brace:

We have reviewed your correspondence dated August 29, 2008 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2007

Statements of Consolidated Cash Flows, page 72

1. We note your response to our prior comment 5. You state that you view restricted cash as an investment because of the contractual limitation from withdrawing funds from the deposits except upon meeting conditions in the related agreements. It is not clear to us, however, what your basis in the accounting literature is for concluding that contractual restrictions as to use of cash, in and of itself, results in such restricted cash being considered an investment. In addition, it appears that the reason for making the deposits is not for investment purposes but to facilitate operating activities such as selling tickets and collecting proceeds from those

sales and meeting compensation obligations to your employees.  Further, we note that you do not classify these deposits as investments on your balance sheet, which appears inconsistent with your assertion that you view them as investments.  Also, your assertion that contractual limitations on withdrawing funds results in an investment is inconsistent with your accounting for investments with a maturity of three months or less as cash and cash equivalents.  For example, if you were to purchase a certificate of deposit with a term of ninety days, your accounting policy would appear to result in classification of the certificate of deposit as cash and cash equivalents despite certificate of deposits' typical restriction as to withdrawal during the term of the instrument.  With regard to your credit card processing agreement, you state that it requires you to make deposits into a separate, interest-bearing restricted cash account.  We do not believe there is a basis for concluding that if a cash deposit bears interest that it is automatically an investment for purposes of cash flow statement classification.  This is supported by the fact that you earn interest on your other cash and cash equivalents but do not classify them as investments in your cash flow statements.  You state that receipt of unrestricted credit card payments represents settlement of the complete receivable due to you by the credit card processor.  However, you then state that the collateral hold-backs fluctuate as a direct result of changes in the value of unused tickets.  In this regard, while in form the unrestricted receipts and the hold-back deposits may be separate payments, the substance of the deposits is a hold-back of a portion of tickets sold but not yet used.  Therefore, on a net basis, receipt of the unrestricted credit card payments does not represent a complete settlement of the receivable due to you by the credit card processor.  You state that changes in credit card processing restricted cash are investing activities because the funds are not associated with the daily settlement of customer receivable transactions.  While the receipt of these previously restricted funds may not be associated with the full settlement of customer receivable transactions, it is a partial settlement of customer receivable transactions associated with the operating activity of providing air transportation.  Consider, for example, a scenario in which you were to cease further processing of transactions with this processor.  The restricted cash deposit held by this processor would be gradually returned to you as you provide air transportation for previously sold tickets as a direct result of providing the transportation.  With regard to workers' compensation deposits, you state that changes in those restricted cash balances are investing activities because the funds cannot be used for the payment of operating obligations.  We do not disagree that the funds cannot be used for the payment of other operating obligations, but that is because they have already been used to fund your compensation obligations to your employees, which does not appear to be an investing activity as defined by paragraphs 15 to 17 of SFAS 95.  As you point out in your response, paragraph 21 of SFAS 95 states that operating activities include all transactions that are not defined as investing activities or financing activities in paragraphs 15 to 20.  Given that paragraph 14 states the criteria for classifying a cash flow is based on the type of activity from which it results, that the reason for making the deposits is not for investment purposes but to facilitate operating activities such as selling tickets and collecting proceeds from those sales and meeting compensation obligations to your employees, and that the activities to which restricted cash relates are not included in the definitions of investing activities in paragraphs 15 to 17, these receipts and payments should be classified as operating activities in your statements of cash flows rather than as financing activities.  We do not object to you reclassifying these amounts in future filings.  Please revise as appropriate.

Note 2: Summary of Significant Accounting Policies
(d) Airline Revenues, page 90

2.  We note your response to our prior comment 7.  You refer to paragraphs 3.79 and 3.80 of the proposed airline audit guide, which state airlines should record breakage related to travel vouchers in accordance with their established policy. We also note that paragraph 3.87 states that AcSEC believes it is preferable that the accounting policy for breakage for each separate homogeneous pool of revenue to be consistent. You state that you chose the second of the three methods you considered acceptable, namely recording revenue breakage from MCOs ratably in proportion to redemptions.  You follow that by referring twice to recognizing breakage revenue ratably over the redemption period and your accounting policy on page 91 of your Form 10-K states that you recognize revenue ratably over the validity period.  Therefore, please clarify for us and in your accounting policy disclosure whether you recognize revenue breakage from MCOs ratably in proportion to redemptions or ratably over the redemption period. To the extent that you recognize breakage over the redemption period but not in proportion to redemptions, please tell us why you believe your accounting is appropriate based on the guidance you cited.

3.  We note your response to our prior comment 8 and your proposed disclosure, including the amount of cash proceeds received from the sale of miles to non-airline third parties and the amount recorded as "Other revenue" in each period. In 2007 and 2006, it appears that approximately 31 to 33 percent of cash proceeds were allocated to the marketing-related element of the sales.  Therefore, this would appear to imply that non-airline third parties paid a premium of approximately 45 to 49 percent over the fair value of the equivalent tickets for the miles they purchased.  Please tell us whether you believe this to be a fair portrayal of these mileage sales and, if so, why you believe these third parties are willing to pay such a significant premium – especially considering that they are making purchases in bulk – over the fair value of the equivalent tickets.

2(h) Mileage Plus Awards, page 92

4.  We note your response to our prior comment 9.  You state that you used historical data to determine an estimated redemption period and then, because the redemption period initially equaled the expiration period, used the expiration period to recognize revenue for miles expected to expire.  It is not clear to us what your basis was for using the expiration period because it approximated the redemption period.  However, because it appears your intent is to use the redemption period, we believe you should revise your accounting policy disclosure to clarify this.

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Please contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief